UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibit Index

99.1	Press Release—JD.com to Hold Annual General Meeting on June 21, 2023

99.2	Notice of Annual General Meeting of Shareholders

99.3	Proxy Form for Annual General Meeting

99.4	Depositary’s Notice of Annual General Meeting of Shareholders

99.5	Form of ADS Voting Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Su Shan
Name:	Su Shan
Title:	Chief Financial Officer

Date: May 22, 2023